Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Merrion Pharmaceuticals Limited:

We consent to the use of our report dated May 24, 2007, with respect to the consolidated balance sheets of Merrion Pharmaceuticals Limited and subsidiaries (a development stage company) as of March 31, 2006, 2005 and 2004, and the related consolidated statements of operations, shareholders’ deficit and comprehensive loss and cash flows for the years ended March 31, 2006 and 2005, and the periods from inception on December 12, 2003 to March 31, 2004 and to March 31, 2006, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report contains an explanatory paragraph referring to the restatement of the consolidated financial statements as of March 31, 2006 and 2005 and the period from inception to March 31, 2006 as discussed in Note 2 to the consolidated financial statements.

/s/ KPMG

KPMG

Dublin, Ireland

May 24, 2007